UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

NOTICE OF EXEMPT SOLICITATION
Submitted Pursuant to Rule 14a-6(g)

(Amendment No. ____)

1.	Name of the Registrant: AECOM
2.	Name of Persons Relying on Exemption:

Engine Capital, L.P.
Engine Jet Capital, L.P.
Engine Airflow Capital, L.P.
Engine Capital Management, LP
Engine Capital Management GP, LLC
Engine Investments, LLC
Engine Investments II, LLC
Arnaud Ajdler

3.	Address of Persons Relying on the Exemption: 1345 Avenue of the Americas, 33rd Floor New York, New York 10105
4.	Written Material. The following written materials are attached: Press release, dated February 12, 2019.

(Written material follows on next page)

ENGINE CAPITAL ISSUES OPEN LETTER TO AECOM SHAREHOLDERS

Troubled by Abysmal Compensation Practices Resulting in Significant Transfer of Value from Shareholders to Management Despite Poor Performance

Announces intention to Vote “Withhold” against ALL Incumbent Directors at 2019 Annual Meeting

Believes Board must form Value Enhancing Committee consisting of New Independent Directors to Evaluate Alternatives to Maximize Shareholder Value

NEW YORK, Feb. 12, 2019 /PRNewswire/-- Engine Capital LP (together with its affiliates, “Engine”), a shareholder of AECOM (the “Company”) (NYSE:ACM), today issued an open letter to the Company’s shareholders regarding Engine’s serious concerns with the Company’s compensation practices and announcing its intention to vote “Withhold” against all incumbent directors at the Company’s upcoming annual meeting scheduled to be held on March 6, 2019. The full text of the letter follows:

February 12, 2019

Dear Fellow Shareholders:

Engine Capital LP (together with its affiliates, “Engine” or “we”) is a shareholder of AECOM (the “Company”). We invested in AECOM because of the strength of its franchise, its leadership position in many of the markets it serves, our belief that the Company is deeply undervalued, and the fact that there are opportunities readily within the control of the Board of Directors (the “Board”) to significantly increase shareholder value. We wanted to share with you, our fellow shareholders, Engine’s decision to vote “Withhold” against the members of the Board standing for election at the upcoming annual meeting on March 6, 2019, particularly with respect to Compensation/Organization Committee (“Compensation Committee”) members James H. Fordyce, Linda Griego, Dr. Robert J. Routs and Clarence T. Schmitz. Given the severity of our concerns, we felt it was necessary to share our views with shareholders in advance of the upcoming annual meeting.

By way of background, Engine is a value-oriented investment firm launched in July 2013. Since its launch, Engine has negotiated board representation or settlements at 15 public companies and added 25 highly-qualified directors to these companies. Engine and its principals have significant experience investing in and engaging with engineering and construction (E&C) companies including: (1) gaining board representation at Hill International, Inc., a Philadelphia-based project management firm, and MYR Group Inc., a Chicago-based specialty contractor serving the electrical infrastructure market; (2) being an active shareholder of Michael Baker Corporation, a Pittsburg-based engineering firm, until its sale to DC Capital Partners; and (3) being part of the team that took Primoris Services Corporation, a specialty construction and infrastructure company, public.

We have followed AECOM and the industry for a number of years. As part of our due diligence, we have had an opportunity to discuss AECOM and its prospects with competitors, customers and former employees. We also had numerous calls with management, including a recent conference call with Chairman and CEO Mike Burke. These discussions have led us to the conclusion that AECOM is a high quality asset that is under-earning and is currently significantly undervalued. Despite the Company generating significant free cash flow and being a market leader, AECOM’s stock has been a long-term underperformer. We believe this poor performance is directly attributable to poor operational execution, poor capital allocation, poor governance and poor compensation practices. For example, since Mr. Burke became CEO of the Company on March 6, 2014, the stock is down over 9% compared to a 44% increase for the S&P 500. The table below exemplifies the Company’s significant underperformance over various periods.

	Total Shareholder Return
	1 Year	3 Year	Since Mr. Burke Became CEO	5 Year	10 Year
AECOM	-16.5%	18.2%	-9.2%	0.0%	8.0%
S&P 500	4.9%	46.1%	44.3%	50.7%	224.8%
Relative performance to S&P 500	-21.4%	-27.9%	-53.5%	-50.7%	-216.8%

Note: Calculated as of February 8, 2019.

Despite this underperformance, management has been handsomely rewarded. In particular, Mr. Burke has earned cumulatively $79.6 million since 2014. While the Company’s proxy statement is replete with “pay for performance” lingo and buzzwords, the reality is far different, as highlighted below.

We are not the only one concerned by the compensation culture at the Company. Leading independent proxy advisory firm Institutional Shareholders Services (“ISS”) recommended that shareholders vote against the Company’s say-on-pay proposal at the 2017 and 2018 annual meetings and also assigned AECOM a Compensation QualityScore of “9” in connection with issuing such recommendations, indicating significant governance risk given that “10” is the worst possible score. Shareholders have similarly voiced their displeasure with the Company’s compensation practices, with the say-on-pay proposal receiving only 52.7% of votes cast in 2017 and 48.4% of the votes cast in 2018.

Somehow, despite the clear disapproval from shareholders and proxy advisory firms alike, it seems to be business as usual in terms of executive compensation at AECOM. In 2018, notwithstanding the Company’s poor operating performance that led to decreased profitability and an 11% decline in total shareholder returns (“TSR”), management was still handsomely rewarded. Based on the Company’s proxy statement, Mr. Burke had his bonus “trimmed” to a robust $2,475,000 and received over $15.6 million in total compensation from the Company in fiscal 2018. Troublingly, in fiscal 2018, the Company’s five named executive officers cumulatively received bonuses of $5,375,000 versus a cumulative target of $5,109,600. In other words, despite the poor operating and stock performance in 2018, the Compensation Committee felt it was appropriate for management to earn more than the established target. Even more alarming, the cumulative compensation received by the Company’s five named executive officers was approximately $28.5 million in fiscal 2018. Rarely have we seen such a transfer of wealth from shareholders to management for such poor performance. Clearly the status quo is completely unacceptable.

Detailing all of our concerns with the Company’s compensation practices would be impractical for the purposes of this letter, but we do wish to highlight the following:

•	In 2017, as a result of feedback from shareholders, the Board introduced a relative three-year TSR metric for the equity awards granted starting in 2017. In 2018, equity awards also included TSR as one of the metrics; yet, in 2019, the metric was suddenly abandoned and not included in the Company’s proxy statement. We are extremely concerned and disappointed that the Board and the Compensation Committee removed this TSR metric, especially considering it was included based on shareholders’ feedback. We believe it is important that one of the metrics be tied to the Company’s long-term stock performance, particularly in light of the Company’s significant stock underperformance. Based on the Company’s disclosure, there seems to be a complete disconnect between management compensation and the Company’s stock price, which we find unacceptable.
•	Targets for short-term bonuses are not properly set and are too easy to reach (and exceed), leading to excessive payouts. In particular, one of the metrics for the bonus is based on operating cash flow. As can be seen in the table below, the target and max goals were not ambitious and were far too easy to attain, allowing management to earn 200% payouts five years in a row. In our experience, compensation committees tend to learn, adjust and raise the bar to properly incentivize management. Historically, this hasn’t been the case at AECOM, but now, five years later and after receiving consistent negative feedback from shareholders, the Compensation Committee is finally raising the bar in 2019 and increasing the free cash flow target by increasing the conversion rate from 90% to 100% of adjusted earnings per share. Nonetheless, we believe this is still completely inadequate as this higher target would still have resulted in very high payouts in prior years, indicating management will continue to receive very high payout for this metric moving forward.
		Threshold	Target	Max.	Actual	Earned
		Amount	Amount	Amount	Amount	Percentage
2018	Operating Cash Flow per Share	2.8	3.05-3.17	3.27	4.77	200%
2017	Operating Cash Flow	477	519.4-540.6	556.5	758.2	200%
2016	Operating Cash Flow per Share	3.38	3.70-3.80	3.94	5.22	200%
2015	Operating Cash Flow per Share	NA	3.83-3.90	NA	5.05	200%
2014	Operating Cash Flow per Share	NA	2.50-2.57	NA	4.01	200%

Note: Figures in ($). 2017 in ($) millions.

•	Too much weight (30%) is being given to qualitative key performance indicators (KPIs) as one of the metrics for the short-term bonuses. For example, one of Mr. Burke’s achievements per the Company’s latest proxy statement was “Increased brand recognition as shown by being referenced in the media at a rate twice that of our closest competitor, 4th consecutive year on Fortune’s Most Admired Companies list.” Beside the fact that it is not clear how this achievement is accurately measured, we don’t believe such an achievement necessarily translates into shareholder value creation. Generally, we believe these vague KPIs give too much leeway for the Compensation Committee to reward management in the face of poor performance. We note that Mr. Burke earned 100% of the target for his KPI metrics in 2018.

As a consequence of these poorly designed plans, we note that Mr. Burke’s annual cash bonus as a percentage of target has averaged well above 100% during his tenure as CEO despite the stock being down over 9% over the same timeframe. We also note that Mr. Burke received a $5 million bonus in 2015 for completing the URS acquisition, an acquisition that has not returned the value promised to shareholders. Unfortunately, the excesses don’t stop with executive compensation and a culture of overspending seems to have permeated throughout the organization. For example, the Company maintains a comprehensive security program that includes ground and air executive protection and the Board requires that the CEO use private air travel for purposes of “security, rapid availability and communications connectivity.” According to ISS, this perquisite was provided to only 8% of companies in the Russell 3000 index in 2017 and the value of the perquisite received at AECOM significantly exceeds the index median. We also believe that director compensation is exceedingly high at the Company, with non-employee directors receiving on average approximately $300,000 each in fiscal 2018 and Compensation Committee Chairman Mr. Fordyce taking home over $340,000.

Furthermore, we believe that corporate governance practices in general are poor at the Company. Specifically, we are concerned with Mr. Burke’s dual position as Chairman and CEO of the Company, which we believe is a factor in the Board’s ineffective oversight of the Company. Separating the roles of Chairman and CEO is broadly considered a corporate governance best practice as it promotes oversight of risk, curbs conflicts of interests and more effectively manages the relationship between the Board and management. Conversely, combining the Chairman and CEO roles is largely considered by governance experts and commentators to be a governance flaw because of the undue concentration of control and the inherent conflicts (which we believe may help explain the exorbitant compensation of the Company’s management team). We are also concerned with the background and experience of the independent Board members. We note that there is no relevant construction, engineering or design experience, and very little government services experience on the Board, which again makes it difficult for the Board to provide effective oversight.

In addition, while the Company touts the adoption of a majority voting standard for uncontested elections as a recent corporate governance action expanding shareholder rights, we note, however, that the majority voting standard does not become effective until the 2020 Annual Meeting. What could be the rationale for the delay other than serving to entrench the incumbents?

We believe that the Company’s poor governance and compensation practices are indicative of a broken culture and an overall lack of accountability and urgency at AECOM. Unfortunately, it is not surprising that share performance and operational performance have both been lackluster, at best, given this lack of accountability and complete misalignment of incentives between management and shareholders. These serious concerns cast a significant doubt on the value creation potential associated with the 2022 financial targets. It is time for the Board to start acting with a greater sense of urgency. We believe the Company needs to immediately form a “Value Enhancing Committee” to start exploring ways to maximize value of the Company with the help of a nationally recognized investment bank. We believe this committee must include new direct shareholder representatives who are capable of fully and fairly evaluating the best path forward for the Company, including a possible sale (in its entirety or in parts) or break-up of AECOM.

We stand ready to meet with the Board and management team to discuss the changes that we believe are necessary to improve the Company for the benefit of all shareholders. While it is our desire to work constructively with the Board to address the matters discussed herein, we must make abundantly clear our dissatisfaction with the status quo, which is why we intend to vote “Withhold” against the incumbent directors standing for re-election. We intend to monitor developments at the Company closely and will not hesitate to take any actions that we believe are necessary to protect the best interests of shareholders.

Very truly yours,

Arnaud Ajdler	Brad Favreau
Managing Partner	Managing Director

About Engine Capital

Engine Capital is a value-oriented special situations fund that invests both actively and passively in companies undergoing change.

Investor contact:
Engine Capital, L.P.
Arnaud Ajdler
(212) 321-0048
aajdler@enginecap.com

Written materials are submitted voluntarily pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934. This is not a solicitation of authority to vote your proxy. Engine Capital LP (“Engine Capital”) is not asking for your proxy card and will not accept proxy cards if sent. The cost of this filing is being borne entirely by Engine Capital.

PLEASE NOTE: Engine Capital is not asking for your proxy card and cannot accept your proxy card. Please DO NOT send us your proxy card.